UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                USAir Group, Inc.
                     -------------------------------------
                                (Name of Issuer)

                 Series B Cumulative Convertible Preferred Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    911905305
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 12

------------------------

*         Initial  filing  with  respect  to Soros Fund  Management  LLC and Mr.
          Stanley F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
          Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 911905305                                           Page 2 of 15 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          294,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           294,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             6.90%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 911905305                                           Page 3 of 15 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          294,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    294,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             6.90%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 911905305                                           Page 4 of 15 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          294,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    294,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    294,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             6.90%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 15 Pages

               This  Amendment No. 3 to Schedule 13D relates to shares of Series
B Cumulative Convertible Preferred Stock (the "Series B Preferred Shares" or the "Shares") of USAir Group, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated April 29, 1996, and all amendments thereto (collectively, the "Initial Statement") filed by one of the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report the transfer of the investment advisory contracts between (i) Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles company, ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and (ii) SFM and Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"). SFM was granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quasar Partners pursuant to these investment advisory contracts. The investment advisory contracts have been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of SFM LLC, Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners and Quasar Partners.

               Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contract with Quantum Fund and Quasar Partners to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund, Quantum Partners and Quasar Partners. Each of Quantum Fund, Quantum Partners and Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                                                              Page 6 of 15 Pages

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager, each may be deemed the beneficial owner of securities, including the Shares, held for the accounts of Quantum Partners and Quasar Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Persons, Quantum Partners, Quasar Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The securities held for the accounts of the SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Quantum Partners and Quasar Partners were acquired or disposed of for investment purposes. Neither Quantum Partners, Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Reporting Persons and/or SFM Clients, market conditions or other factors.

                                                              Page 7 of 15 Pages

Item 5.        Interest in Securities of the Issuer.

               (a) Each of the Reporting Persons may be deemed the beneficial owner of 294,000 Shares (approximately 6.90% of the total number of Shares outstanding). This number consists of: (i) 237,800 Shares held for the account of Quantum Partners, and (ii) 56,200 Shares held for the account of Quasar Partners.

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 237,800 Shares held for the account of Quantum Partners.

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 237,800 Shares held for the account of Quantum Partners.

                    (iii) Pursuant to the terms of the contract between Quasar Partners and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 56,200 Shares held for the account of Quasar Partners.

                    (iv) Pursuant to the terms of the contract between Quasar Partners and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 56,200 Shares held for the account of Quasar Partners.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, and the transactions listed on Annex B hereto, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by Quantum Partners, Quasar Partners or by any of the Reporting Persons. All of the transactions listed on Annex B hereto were executed in routine trades on the New York Stock Exchange.

               (d) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners. The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quasar Partners in accordance with their partnership interests in Quasar Partners.

               (e) Not applicable.

                                                              Page 8 of 15 Pages

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quantum Partners, Quasar Partners and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, Quasar Partners and/or other SFM
Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Persons, Quantum Partners, Quasar Partners and other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among SFM, Mr. Soros and Mr. Druckenmiller.

                                                              Page 9 of 15 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                      SOROS FUND MANAGEMENT LLC



                                              By:    /S/ SEAN C. WARREN
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Managing Director


                                            GEORGE SOROS


                                            By:    /S/ SEAN C. WARREN
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By:    /S/ SEAN C. WARREN
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact

                                                             Page 10 of 15 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 11 of 15 Pages

                                               ANNEX B

                             RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                          USAIR GROUP, INC.


                                Date of          Nature of
For the Account of            Transaction       Transaction      Number of Shares     Price Per Share
------------------          -------------       -----------      ----------------     ---------------

Quasar Partners\1\             12/04/96            SELL                  200                69.997

                               12/04/96            SELL                  400                70.227

Quantum Partners\1\            12/04/96            SELL                1,000                69.997

                               12/04/96            SELL                1,600                70.227












































1    Transactions effected at the direction of SFM.

                                                             Page 12 of 15 Pages

                                  EXHIBIT INDEX

                                                                     Page No.
                                                                     --------
A.        Power of Attorney dated as of January 1, 1997 granted by
          Mr. George Soros in favor of Mr. Sean C. Warren and Mr.
          Michael C. Neus..........................................     13

B.        Power of Attorney dated as of January 1, 1997 granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Sean C. Warren
          and Mr. Michael C. Neus...................................    14

C.        Joint Filing Agreement dated January 1, 1997 by and among
          Soros Fund Management LLC, Mr. George Soros and Mr.
          Stanley F. Druckenmiller..................................    15